ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

July 5, 2018	William McAllister T: 312-845-1248 F: 312-845-5625 William.McAllister@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:      PIMCO Income Opportunity Fund

            File Nos. 333-217471 and 811-22121

Dear Ms. Dubey:

This letter is in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on July 5, 2018 regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Pre-Effective Amendment No. 1”) relating to common shares of beneficial interest of PIMCO Income Opportunity Fund (the “Fund”) to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), which was filed with the SEC on July 2, 2018. The below response will be reflected in the Fund’s prospectus filed pursuant to Rule 497 under the Securities Act, following effectiveness of the Fund’s Registration Statement.

The following sets forth the Staff’s comment and the Fund’s response thereto:

Comment: Please confirm that the information required to be included on the front cover of the prospectus pursuant to Items 1 and 2 of Form N-2 will be provided on the front cover of the Fund’s prospectus filed pursuant to Rule 497 under the Securities Act, following effectiveness of the Fund’s Registration Statement.

Response: The Fund confirms that the requested change will be made to the Fund’s prospectus filed pursuant to Rule 497 under the Securities Act, following effectiveness of the Fund’s the Registration Statement.

* * * * *

We believe that this submission fully responds to your comment. Please feel free to call me at (312) 845-1248 if you have any questions regarding the foregoing.

Very truly yours,

/s/ William McAllister

William McAllister

cc:	Joshua Ratner, Esq.

Stephen Forster, Esq.

David C. Sullivan, Esq.

Nathan Briggs, Esq.